September 16, 2009

VIA EDGAR AND OVERNIGHT COURIER

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	STEELCLOUD, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 2, 2009
File No. 000-24015

Dear Ms. Mills-Apenteng:

We are counsel to SteelCloud, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated September 15, 2009, relating to the above-captioned Preliminary Proxy Statement.  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 000-24015) (the “Preliminary Proxy”), a copy of which has been marked with the changes from the previous filing.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Proposal 2

Potential Effects of this Proposal, page 8

1.          Please tell us how the disclosure of Proposal 2 to authorize the issuance of securities in a future unregistered offering complies with the limitations set forth in Securities Act Rule  135c. In this regard, we note that you have not provided the legend required by Rule 135c(a)(2). Please advise.

The Company has revised the Preliminary Proxy to include the legend required by Rule 135c(a)(2).  Please see page 8 of the Preliminary Proxy. Further, the disclosure provided in Proposal 2 is not being used for the purpose of conditioning the market in the United States for any of the securities offered.  In the event that the Company makes any notice of the offering, it shall file such notice with the Securities and Exchange Commission (the “Commission”) under cover of Form 8-K.

Proposal 3

 2.           Please provide all of the information required by Item 11 of Schedule 14A.  Specifically, please discuss the purpose(s) of the net proceeds, to the extent known, and the effect of the issuance of warrants on the rights of existing security holders.

The Company has amended the Preliminary Proxy to include the information required by Item 11 of Schedule 14A.  Please see page 9 of the Preliminary Proxy.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz

Jay M. Kaplowitz, Esq.